InBev



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio



By courier

Leuven, 31 March 2005

SUPPL

Dear Madam,

Subject: ~~Interbrew~~ InBev S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.58.70, fax: +32.16.50.5870, e-mail: benoit.loore@interbrew.com.

Very truly yours,

Benoît Loore
Legal Director
Company & Securities Law

Enclosure: press release

InBev

PRESS RELEASE

Brussels, March 31, 2005

Labatt to close Toronto brewery

InBev, the world's largest brewer by volume, announces that Labatt's Toronto brewery will cease major brewing operations on November 4, 2005, with the brewery site formally closing by the end of the year.

After an extensive review of Labatt's operations, which took over a year, the Canadian Labatt management team has decided to close the Toronto brewery by the end of the year. Labatt's decision to close the Toronto brewery is based on excess capacity, particularly in Central Canada, and the competitive disadvantage which this creates.

About 265 employees will be affected by the closure and will be provided fair and equitable severance packages as well as support services.

As a result of the Toronto brewery closure, new investments will be made and jobs will be created at Labatt's London, Ont. brewery.

All necessary steps will be taken to ensure that Toronto brewery production is transitioned to the rest of the brewery network before the closure takes place.

InBev expects total one-off costs related to the site closure, which has a capacity of 2.4 million hectoliters, of 50 million euro; about half of these expected one-off charges are non-cash costs. The total capital expenditure (CAPEX) needed for the relocation of production will be approximately 19 million euro.

The EBITDA and EBIT benefits are expected to be 8 and 7 million euro respectively for 2006 and 11 and 9 million euro respectively for 2007.

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, BRAHMA®, Beck's®, Skol®—the third-largest selling beer brand in the world—Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2004, InBev realized a net turnover of 8.57 billion euro (including four months of AmBev). For further information visit www.inbev.com.

Contact information
Gwendoline Ornigg
Corporate Media Relations Manager
Tel: +32-16-27-65-72
Fax: +32-16-50-65-72
E-mail: gwendoline.ornigg@inbev.com

Patrick Verelst
VP Investor Relations
Tel: +32-16-27-65-41
Fax: +32-16-50-65-41
E-mail: patrick.verelst@inbev.com



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 31 March 2005

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.58.70, fax: +32.16.50.5870, e-mail: benoit.loore@interbrew.com.

Very truly yours,

Benoît Loore
Legal Director
Company & Securities Law

Enclosure: press release

N.V. InBev S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

Press release



InBev announces the results and settlement mechanics and timing of the mandatory tender offer launched in relation to AmBev common shares in Brazil ("MTO")

Brussels, March 31, 2005

The following announcement will also be published by InBev in Brazilian media today, March 31, 2005

MTO results

The MTO started on February 14, 2005 and ended on March 29, 2005, on which date the "auction" was held in Brazil.

InBev is pleased to announce that the results of the MTO are the following:

- 1,612,915,545 common AmBev shares have been tendered to the cash option.
- 1,347,155,632 common AmBev shares have been tendered to the stock-for-stock option.

The AmBev common shares tendered to the cash option and to the stock-for-stock option represent, on an aggregate basis, 81.23% of the total number of outstanding AmBev common shares concerned by the MTO and will bring the total participation held, directly or indirectly, by InBev in AmBev to a 80.99% voting interest and a 54.16% economic interest (55.79 % economic interest net of treasury shares).

InBev will maintain the listing of the AmBev common shares on the São Paulo Stock Exchange and of the ADSs representing such shares on the New York Stock Exchange.

Stock-for-stock option settlement – Newly issued InBev ordinary shares

The Board of Directors of InBev, which met on March 31, 2005, approved the delivery by InBev of newly issued InBev ordinary shares to holders of AmBev common shares who have tendered such shares in the stock-for-stock option of the MTO. In accordance with the MTO terms and conditions contained in the MTO "edital" published in Brazil ("Edital"):

- tendering holders will be entitled to receive 13.827166 InBev shares for each 1,000 AmBev common shares tendered;
- however, no fractions of InBev shares will be delivered to tendering holders, who will receive in lieu of such fractions an amount in (Brazilian Reais) R$ equal to a proportional fraction of EUR 25.55 per InBev share, after conversion in accordance with the methodology referred to in section 1.4.1 (ii) of the Edital.

New InBev shares delivered to tendering holders will not be entitled to the proposed 2004 dividend (€0.39 for each InBev share) that InBev would declare and pay on April 27, 2005. Such new InBev shares will be listed on Euronext Brussels on or as soon as possible after the settlement date of the stock-for-stock option (see hereunder) and will trade solely on this stock exchange.

In order for any tendering holder to receive delivery of the number of InBev shares and payment of any cash amount to which he/she is entitled, such holder must accomplish the qualification formalities provided for in the Edital, save that no tendering holder will be required to obtain any prior authorisation from the Brazilian Central Bank in order to execute his/her non-cash foreign exchange transaction referred to in the Edital (please refer to our press release of March 24, 2005). In accordance with the same press release, it is hereby announced that **tendering holders must duly accomplish all qualification formalities by April 18, 2005, 10 a.m. (Brazilian time) at the latest (the "New Final Qualification Date"), in lieu of the former deadline mentioned in the Edital (i.e. May 30, 2005). Any tendering holder who fails to do so will not qualify for the MTO and will not receive any delivery/payment therefor, as further described in section 4.5 of the Edital.**

Assuming all holders who have tendered their shares to the stock-for-stock option of the MTO meet the qualification formalities and deadline mentioned hereabove, InBev would issue/pay, on an aggregate basis, to all such holders, up to 18,627,344 new InBev ordinary shares and a non-material cash amount in Brazilian Reais (R$).

The settlement date for the stock-for-stock option will be May 3, 2005.

InBev share capital structure after settlement of the stock-for-stock option

The up to 18,627,344 new InBev ordinary shares that InBev would issue in connection with the settlement of the stock-for-stock option (see above) would bring (i) the total outstanding number of InBev shares from 588,617,201 to up to 607,244,545 shares (or any other relevant number in the case that the first number mentioned above is modified after the publication of this press release as a result of (a) any exercise of warrants issued by InBev in connection with its employee warrants plan or (b) any other reason), and (ii) the total amount of share capital of InBev from €453,497,128.77 to up to €467,840,183.65 (or any other relevant amount in the case that the first amount mentioned above is modified after the publication of this press release for the reasons mentioned above). In connection with this capital increase, an amount of up to €490,457,967.42 would be allocated to the issuance premium account of InBev.

Based on (i) information provided to InBev as of September 1, 2004 by those shareholders of InBev who are compelled to disclose their shareholding pursuant to the Belgian rules on the notification of major shareholdings and the Articles of Association of InBev and (ii) the issuance of 12,500,001 new InBev shares to SUN Trade (International) Ltd. on January 31, 2005 (as announced on such date), the shareholdership structure of InBev after settlement of the stock-for-stock option of the MTO, would be the following:

Shareholders	Before settlement of the stock-for-stock option (%)	After settlement of the stock-for-stock option (%)
Stichting Interbrew	54.65	52.97
EPS	10.76	10.43
Rayvax Société d'Investissements	3.28	3.18
SUN Trade (International) Ltd.	2.12	2.05
Président Verhelst Fund	0.76	0.74
Interbrew-Baillet Latour Fund	0.57	0.55
Sébastien Holding	0.05	0.049
Others	27.78	29.99

Stichting Interbrew, EPS, Rayvax Société d'Investissements, Président Verhelst Fund, Interbrew-Baillet Latour Fund and Sébastien Holding are acting in concert within the meaning of the Belgian rules on the notification of major shareholdings.

Cash option settlement

In accordance with the Edital, InBev (through InBev Holding Brazil, a wholly owned subsidiary of InBev incorporated under Brazilian law) will pay, to AmBev common shareholders who have tendered their shares in the cash option of the MTO, an amount in Brazilian Reais (R$) equal to EUR 353.28 for each 1,000 common shares tendered. After conversion in accordance with the methodology provided in section 1.4.2 of the Edital, the actual amount to be paid to tendering holders will be R$ 1,224.64 for each 1,000 common shares tendered.

On an aggregate basis, the amount to be paid to all holders having tendered their shares to the cash option of the MTO will be approximately EUR 570 millions (R$ 1,975 million).

The settlement date for the cash option is April 5, 2005.

Disclaimer

Neither this press release nor any of the transactions referred to herein constitute an offer of securities for sale in the United States or in any other jurisdiction.

The InBev shares that may be issued as referred to herein will be reserved for holders of AmBev common shares accepting to tender their shares in the stock-for-stock option of the MTO and have not been nor will be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state or any other country (other than Belgium) and may not be offered, pledged, transferred, or sold absent (i) registration of such securities under the Securities Act or the securities laws of such state or country, as the case may be, or (ii) an available exemption from such registration.

Under the terms and conditions of, and in connection with, the transactions referred to herein, no offer to acquire securities or to exchange securities for other securities has been made, or will be made, directly or indirectly, in or into, or by use of the mails, any means or instrumentality of interstate or foreign commerce or any facilities of a national securities exchange of, the United States or any other country in which such offer may not be made other than (i) in accordance with the tender offer requirements under the U.S. Securities Exchange Act of 1934, as amended, and

the tender offer requirements under Brazilian law or the securities laws of such other country, as the case may be, or (ii) pursuant to an available exemption from such requirements.

Neither this press release nor any of the transactions referred to herein constitute an invitation or an offer to the holders of AmBev common shares to tender such shares in the MTO and, accordingly, such holders should not rely on this press release for the purpose of the MTO or any other purpose.

Notice to U.S. Holders of AmBev common shares

The exchange offer referred to herein is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, BRAHMA®, Beck's®, Skol®—the third-largest selling beer brand in the world—Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2004, InBev realized a net turnover of 8.57 billion euro (including four months of AmBev). For further information visit www.InBev.com.

Contact information

Gwendoline Ornigg
Corporate Media Relations Manager
Tel: +32-16-27-65-72
Fax: +32-16-50-65-72
E-mail: gwendoline.ornigg@inbev.com

Patrick Verelst
VP Investor Relations
Tel: +32-16-27-65-41
Fax: +32-16-50-65-41
E-mail: patrick.verelst@inbev.com


InBev
RECEIVED
2005 APR -5 A 7:20

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 22 March 2005

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.58.70, fax: +32.16.50.5870, e-mail: benoit.loore@interbrew.com.

Very truly yours,

Benoît Loore
Legal Director
Company & Securities Law

Enclosure: press release

N.V. InBev S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

InBev

PRESS RELEASE

Brussels, March 22, 2005

InBev spices up the beer industry with the global launch of Brahma®, the beer with the true spirit of Brasil — 'Ginga'

InBev, the world's largest brewer by volume, today announces the global launch of Brahma®. The launch spans more than fifteen countries in markets all around the world. Not only is a global launch of this scale unique in the consumer goods industry, but the brand and its approach is very different than any other beverage. The brand will be packaged in an iconic, contoured bottle with an original, visible curve or sway. Brahma® captures the authenticity of Brasil and aspires to bring the Brasilian attitude and lifestyle to consumers worldwide. Brahma will break existing beer paradigms, and is a strong visible sign of the power of the combination of Interbrew and AmBev as InBev.

Rather than just a new brand, Brahma® brings an entirely new experience and an exciting new attitude to the category. Its taste is light and refreshing, and has a clean and crisp finish with a papaya after-note. The curved bottle with embossed Brahma® lettering gently and ergonomically fits into consumers' hands. The design exudes modernity, sophistication, and creativity and the "Rio-Flash" color of the-Brahma® brand block exudes all the passion and excitement wrapped up in Brasil, while respecting Brahma®'s roots which trace back to 1888.

Brasil is currently gaining increasing interest around the world, and at just the right time Brahma® offers a taste of Brasilian culture —a culture where people approach life with effortless flair or, as Brasilians say, 'ginga' (pronounced 'jinga'). Ginga is an attitude and lifestyle which is all about having an optimistic and creative approach to life. It is in the way Brasilians walk, the way they move, the way they play football, and in everything they do... and now it is in Brahma®.

When InBev announced the combination between Interbrew and AmBev on March 3rd, 2004, the company also announced that there would be important synergies as a result of bringing the two companies together: a pre-tax total of 140 million euro of annual commercial synergies by 2007. The selling of Brahma® outside of its home market is expected to contribute 30 million euro by the end of 2007.

John Brock, InBev CEO, said: "Only seven months after the two companies combined we experience today a very strong visible and tangible sign of the collective strength of this new exciting company. This global launch leverages our strengths and global breadth as the biggest brewer in the world to deliver a proposition that lives up to being the best in the world."



InBev's Chief Commercial Officer, Brent Willis said, "At the heart of everything we do as a company is the consumer, and this launch epitomizes that approach. Consumers around the world may not be waiting for another beer, but we know that they all need a bit of Ginga!"

Brahma® (4.8% ABV) will be available in outlets as early as April, and will be rolling-out to markets around the world throughout 2005. The brand will be marketed with a range of communication materials including music CDs, television advertising in multiple languages and styles, expansive display and point-of-connection materials, print, outdoor, Internet, and other relevant consumer-connection mediums.

To deliver Brasil to the world, Brahma® teamed up with Brahma® Ambassadors, a collective of Brasil's most inspirational creative talents. They include: André Szajman and João Marcello Bôscoli, Founders of Trama, the largest independent record label of Brasil; Emanuela Carvalho, Fashion Stylist, Journalist & Lecturer and Speto, an exciting artist within the Brasilian contemporary art scene.

You are invited to attend the special press event today at 11:00 a.m. CET hosted by Brent Willis, InBev's Chief Commercial Officer, at InBev, Brouwerijplein 1, 3000 Leuven, Belgium. Following the press event, a selection of images will be posted on www.InBev.com.
Also today, press events are being held in New York, Sao Paulo and Paris.

For more information consult the new http://www.BRAHMA.com

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, BRAHMA®, Beck's®, Skol®—the third-largest selling beer brand in the world—Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2004, InBev realized a net turnover of 8.57 billion euro (including four months of AmBev). For further information visit www.inbev.com.

Contact information
Marianne Amssoms,
Corporate Media Relations Director
Tel: +32-16-27-67-11
Fax: +32-16-50-67-11
E-mail: marianne.amssoms@inbev.com

Patrick Verelst
VP Investor Relations
Tel: +32-16-27-65-41
Fax: +32-16-50-65-41
E-mail: patrick.verelst@inbev.com





Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 24 March 2005

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.58.70, fax: +32.16.50.5870, e-mail: benoit.loore@interbrew.com.

Very truly yours,

Benoît Loore
Legal Director
Company & Securities Law

Enclosure: press release

Press release



The following announcement will be published by InBev in Brazilian media today, March 24, 2005

Brussels, March 24, 2005

In connection with its ongoing mandatory tender offer for AmBev common shares ("MTO"), InBev SA/NV ("InBev") informs the market that the settlement date of the stock-for-stock option of the MTO will be accelerated due to, among other developments, recent changes in applicable Brazilian foreign exchange regulations.

The terms in capital letters used in this press release and not defined herein have the meaning ascribed to them in the MTO edital published on February 14, 2005 ("Edital").

Due to, among other developments, the issuance of Resolution n° 3265 by the Brazilian Monetary Council ("CMN") and of Circular n° 3280 by the Brazilian Central Bank ("BACEN"), on 4 and 9 March 2005 respectively, holders of AmBev common shares deciding to tender their shares in the stock-for-stock option of the MTO and that qualify as Non-Exempted (Brazilian or Foreign) Investors, are no longer required to obtain a prior authorisation from BACEN in order to execute their Non-Cash Foreign Exchange Transactions.

Therefore, InBev will be able to accelerate the settlement date of the stock-for-stock option of the MTO, thereby reducing the 60-90 days period currently provided for in the Edital. In the two days immediately following the Auction and according to the decision of its board to select to deliver either newly issued ordinary shares or already outstanding ordinary shares for payment, InBev will inform the market, through another press release, of the definitive deadlines for the delivery of the required qualification documents and the new settlement date of the stock-for-stock option.

All other requirements applicable, pursuant to the Edital, to such holders and other holders of AmBev common shares tendering their shares in the stock-for-stock option of the MTO, including, without limitation, the remittance of all required documentation to the Intermediary Institution, as well as the remittance to the commercial banks chosen for the execution of the respective Non-Cash Foreign Exchange Transactions of any documents they may request, remain unchanged.

As provided in the Edital, the Auction of the MTO will still take place on 29 March 2005 and the settlement date of the cash option of the MTO remains scheduled for 5 April, 2005.

AmBev's common shareholders that decide to participate in the stock-for-stock option of the MTO are once more reminded that, pursuant to the Edital, they will not be entitled to the proposed 2004 dividend (€0.39 for each InBev share) that InBev would declare and pay on 27 April 2005.

In addition, InBev wishes to provide the following information concerning the MTO Edital: In case newly issued InBev shares are delivered to AmBev's common shareholders participating in the stock-for-stock option of the MTO, such shares will be listed on Euronext Brussels on or as soon as possible after the settlement date of the stock-for-stock option.

Pursuant to section 8.7 of the Edital, in the event that AmBev declares the stock dividend referred to therein at any time between the auction date of the MTO and the settlement dates for the cash option or the stock-for-stock option of the MTO, any such common shares issued as a result of such stock dividend or any right thereto shall be also transferred to InBev, IIBV or InBev Brazil, as the case may be, on the designated settlement date (remaining blocked until then) and no additional payment in this respect shall be due to holders of AmBev common shares having tendered their shares in the MTO.

Holders of AmBev shares tendering their shares in the stock-for-stock option may request delivery of the InBev shares to which they are entitled to an account they hold either with a bank participant of the Euroclear system (as mentioned in the MTO Edital) or a bank participant of the Clearstream system. For such purpose, in the MTO documents to be delivered to the Intermediary Institution, investors must indicate, together with the account number, which of the two systems to be used.

Disclaimer

Neither this press release nor any of the transactions referred to herein constitute an offer of securities for sale in the United States or in any other jurisdiction.

The InBev shares that may be issued as referred to herein will be reserved for holders of AmBev common shares accepting to tender their shares in the stock-for-stock option of the MTO and have not been nor will be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state or any other country (other than Belgium) and may not be offered, pledged, transferred, or sold absent (i) registration of such securities under the Securities Act or the securities laws of such state or country, as the case may be, or (ii) an available exemption from such registration.

Under the terms and conditions of, and in connection with, the transactions referred to herein, no offer to acquire securities or to exchange securities for other securities has been made, or will be made, directly or indirectly, in or into, or by use of the mails, any means or instrumentality of interstate or foreign commerce or any facilities of a national securities exchange of, the United States or any other country in which such offer may not be made other than (i) in accordance with the tender offer requirements under the U.S. Securities Exchange Act of 1934, as amended, and the tender offer requirements under Brazilian law or the securities laws of such other country, as the case may be, or (ii) pursuant to an available exemption from such requirements.

Neither this press release nor any of the transactions referred to herein constitute an invitation or an offer to the holders of AmBev common shares to tender such shares in the MTO and, accordingly, such holders should not rely on this press release for the purpose of the MTO or any other purpose.

Notice to U.S. Holders of AmBev common shares

The exchange offer referred to herein is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from

those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

CVM Approval

The additional information to the Edital included in this press release were approved by CVM pursuant to article 5th of the CVM Instruction n° 361, not being applied any postponement of the auction.

French and Dutch versions will follow

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, BRAHMA®, Beck's®, Skol®—the third-largest selling beer brand in the world—Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2004, InBev realized a net turnover of 8.57 billion euro (including four months of AmBev). For further information visit www.InBev.com.

Contact information
Marianne Amssoms,
Corporate Media Relations Director
Tel: +32-16-27-67-11
Fax: +32-16-50-67-11
E-mail: marianne.amssoms@inbev.com

Patrick Verelst
VP Investor Relations
Tel: +32-16-27-65-41
Fax: +32-16-50-65-41
E-mail: patrick.verelst@inbev.com


InBev
RECEIVED
2005 APR -5 A 7:13

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 30 March 2005

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.58.70, fax: +32.16.50.5870, e-mail: benoit.loore@interbrew.com.

Very truly yours,

Benoît Loore
Legal Director
Company & Securities Law

Enclosure: press release

N.V. InBev S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

Press release



InBev announces the preliminary results of the mandatory tender offer launched on AmBev common shares in Brazil ("MTO")

Brussels, March 30, 2005

The MTO started on February 14, 2005 and ended on March 29, 2005, on which date the "auction" was held in Brazil.

InBev is pleased to announce that the preliminary results of the MTO are the following:

- 1,612,915,545 common AmBev shares have been tendered to the cash option.
- 1,347,155,632 common AmBev shares have been tendered to the stock-for-stock option.

The AmBev common shares tendered to the cash option and to the stock-for-stock option represent, on an aggregate basis, 81,23 % of the total number of outstanding AmBev common shares concerned by the MTO and will bring the total participation held, directly or indirectly, by InBev in AmBev to a 80,99 % voting interest and a 54,16 % economic interest.

More detailed information (including on settlement modalities and timing) will be made available on March 31, 2005.

Disclaimer

Neither this press release nor any of the transactions referred to herein constitute an offer of securities for sale in the United States or in any other jurisdiction.

The InBev shares that may be delivered in connection with the stock-for-stock option will be reserved for holders of AmBev common shares accepting to tender their shares in the stock-for-stock option of the MTO and have not been nor will be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state or any other country (other than Belgium) and may not be offered, pledged, transferred, or sold absent (i) registration of such securities under the Securities Act or the securities laws of such state or country, as the case may be, or (ii) an available exemption from such registration.

Under the terms and conditions of, and in connection with, the transactions referred to herein, no offer to acquire securities or to exchange securities for other securities has been made, or will be made, directly or indirectly, in or into, or by use of the mails, any means or instrumentality of interstate or foreign commerce or any facilities of a national securities exchange of, the United States or any other country in which such offer may not be made other than (i) in accordance with the tender offer requirements under the U.S. Securities Exchange Act of 1934, as amended, and

the tender offer requirements under Brazilian law or the securities laws of such other country, as the case may be, or (ii) pursuant to an available exemption from such requirements.

Neither this press release nor any of the transactions referred to herein constitute an invitation or an offer to the holders of AmBev common shares to tender such shares in the MTO and, accordingly, such holders should not rely on this press release for the purpose of the MTO or any other purpose.

Notice to U.S. Holders of AmBev common shares

The exchange offer referred to herein is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, BRAHMA®, Beck's®, Skol®—the third-largest selling beer brand in the world—Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2004, InBev realized a net turnover of 8.57 billion euro (including four months of AmBev). For further information visit www.InBev.com.

Contact information

Gwendoline Ornigg
Corporate Media Relations Manager
Tel: +32-16-27-65-72
Fax: +32-16-50-65-72
E-mail: gwendoline .ornigg@inbev.com

Philip Ludwig
Investor Relations Manager
Tel: +32-16-27-62-43
Fax: +32-16-50-62-43
E-mail: philip.ludwig@inbev.com